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                           June 11, 2020

       Peter H. Stratton, Jr.
       Chief Financial Officer
       Destination XL Group, Inc.
       555 Turnpike Street
       Canton, Massachusetts 02021

                                                        Re: Destination XL
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2020
                                                            File No. 333-238929

       Dear Mr. Stratton, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services